Exhibit 3.2

JACKONVILLE BANCORP, INC.

BYLAWS

Article III. Board of Directors, Section 2. Number and Term of the Registrant’s bylaws is hereby amended to read as follows:

“The board of directors shall consist of eight members and shall be divided into three classes as nearly as equal in number as possible. The members of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.”